                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                               AMENDMENT NO. 10 TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                              OMEGA WORLDWIDE, INC.
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    68210B108
                                 (CUSIP NUMBER)


                                Todd P. Robinson
                            2307 Princess Ann Street
                        Greensboro, North Carolina 27408
                            Telephone: (336) 286-2087
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 With copies to:

                            Barney Stewart III, Esq.
                             Moore & Van Allen PLLC
                        100 North Tryon Street, Suite 47
                      Charlotte, North Carolina 28202-4003

                                December 17, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

   CUSIP NO. 68210B108             13D                 PAGE 2 OF 4 PAGES




 -----------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON

     TODD P. ROBINSON
 -----------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [ ]
                                                       (b) [ ]
 -----------------------------------------------------------------------------
 3   SEC USE ONLY
 -----------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     PF
 -----------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                            [ ]
 -----------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
 -----------------------------------------------------------------------------
      NUMBER OF
       SHARES                  7    SOLE VOTING POWER        -1,363,342-
    BENEFICIALLY
      OWNED BY                 -----------------------------------------------
        EACH                   8    SHARED VOTING POWER      - 0 -
     REPORTING
    PERSON WITH                -----------------------------------------------
                               9    SOLE DISPOSITIVE POWER   -1,363,342-

                               -----------------------------------------------
                               10   SHARED DISPOSITIVE POWER - 0 -
 -----------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,363,342
 -----------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     NOT APPLICABLE
 -----------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.0%
 -----------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
     IN

         This Amendment No. 10 amends the Statement on Schedule 13D, as previously amended (the "Statement"), filed with the Securities and Exchange Commission. The class of equity securities to which the Statement relates is the common stock, par value $0.10 per share (the "Common Stock"), of Omega Worldwide, Inc. (the "Issuer").

  Item 4.        Purpose of Transaction

         Item 4 of the Statement is hereby amended by deleting Mr. Robinson's prior Item 4 Statements and replacing them with the following:

         Mr. Robinson acquired and holds shares of the Common Stock for investment and to take such actions as he deems appropriate to enhance the value of his investment.

   CUSIP NO. 68210B108             13D                 PAGE 3 OF 4 PAGES


         (a) Effective July 17, 2001, Mr. Robinson was appointed as a director of the Issuer and on July 25, 2001 he was appointed as the Issuer's Chief Executive Officer. On July 17, 2001, the Issuer granted Mr. Robinson an option to purchase 10,000 shares of the Common Stock which is exercisable in annual installments of one-third each beginning on July 18, 2002. On August 27, 2001, the Issuer granted Mr. Robinson an option to purchase 150,000 shares of Common Stock which was fully vested and exercisable on the date of grant. Primarily as a result of differences of opinion between Mr. Robinson and certain other directors of the Issuer respecting the Issuer's negotiations regarding a possible share exchange transaction with Principal Healthcare Finance Limited ("Principal"), Mr. Robinson resigned as a director and the Chief Executive Officer of the Issuer on December 17, 2001.

         (b) Mr. Robinson has notified the directors of the Issuer that he intends to monitor closely any developments relating to the renewal of negotiations for a share exchange or any other acquisition transaction with Principal. He has also notified the directors of the Issuer that he continues to support a change in the Issuer's domicile from the United States to Bermuda in order to reduce the Issuer's effective tax rate attributable to its foreign investments and operations.

         (c) Mr. Robinson has currently abandoned his interest in acquiring all or a controlling interest in the Issuer's outstanding Common Stock.

         (d) Mr. Robinson may dispose of some or all of his shares of Common Stock in open market or negotiated transactions.

         (e) Mr. Robinson may seek to encourage an extraordinary corporate transaction involving the sale of the Issuer through a merger or other acquisition transaction with another financial services institution.

         (f) Mr. Robinson may propose or support reductions in the Issuer's overhead and administrative expenses.

         (g) Mr. Robinson may propose or support changes in the Issuer's Articles of Incorporation and Bylaws that are designed to hinder, delay or impede the acquisition of control of the Issuer, including provisions that:
   (i) currently prevent shareholders from calling a special meeting of the shareholders; (ii) establish a staggered Board of Directors; (iii) require advance notice of nominees for director positions and proposals by stockholders for presentment at shareholders' meeting; and (iv) prohibit shareholders from removing directors without cause.

         Except as set forth above, Mr. Robinson has no other plans or proposals relating to the information required to be disclosed in subparagraphs (a) through (j) of Item 4.

   Item 5.        Interest in Securities of the Issuer

         (a) Mr. Robinson beneficially owns 1,363,342 shares of the Common Stock which includes an option to purchase 150,000 shares that is presently exercisable. The shares of Common Stock beneficially owned by Mr. Robinson represent approximately 11.0% of the Issuer's outstanding Common Stock based on the shares reported as outstanding in the Issuer's Form 10-Q Report for the quarter ended June 30, 2001.

         (b) Mr. Robinson has sole voting and dispositive power with respect to the shares identified in subparagraph 5(a) above.

         (c) On July 17, 2001, the Issuer granted Mr. Robinson an option to purchase 10,000 shares of the Common Stock at an exercise price of $1.85 per share that is exercisable in annual installments of one-third each beginning July 18, 2002. On August 27, 2001, the Issuer granted Mr. Robinson an option to purchase 150,000 shares of the Common Stock at an exercise price of $1.80 per share that is presently exercisable.

CUSIP NO. 68210B108             13D                 PAGE 4 OF 4 PAGES


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  December 27, 2001


                                By: /s/ Todd P. Robinson
                                     ------------------------------
                                    Todd P. Robinson